Exhibit 12.1

Exelon Corporation

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2008	2009	2010	2011	2012
Pre-tax income from continuing operations	4,034	4,418	4,221	3,952	1,798
Plus: Loss from equity investees	26	27	—	1	91
Less: Capitalized interest	(33)	(55)	(43)	(57)	(75)
Preference security dividend requirements	(6)	(7)	(7)	(6)	(25)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements	4,021	4,383	4,171	3,890	1,789
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	865	761	836	761	1,021
Interest component of rental expense (a)	289	230	241	237	310
Preference security dividend requirements of consolidated subsidiaries	6	7	7	6	25

Total fixed charges	1,160	998	1,084	1,004	1,356
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	5,181	5,381	5,255	4,894	3,145
Ratio of earnings to fixed charges	4.5	5.4	4.8	4.9	2.3

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.